Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CVS Caremark Corporation for the registration of $4,500,000,000 Senior Notes and $1,000,000,000 Enhanced Capital Advantaged Preferred Securities and to the incorporation by reference therein of our reports dated February 24, 2007, with respect to the consolidated financial statements and schedule of Caremark Rx, Inc., Caremark Rx, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Caremark Rx, Inc., included in the Annual Report (Form 10-K) of Caremark Rx, Inc., for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Nashville, Tennessee

May 17, 2007